UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell continues to expand its LNG leadership with the purchase of new positions from Repsol S.A.

The Hague, 26 February 2013. Royal Dutch Shell plc (“Shell”) continues to expand its industry leadership in Liquefied Natural Gas (“LNG”), today agreeing to acquire part of Repsol S.A’s (“Repsol”) LNG portfolio outside of North America, including supply positions in Peru and Trinidad & Tobago, for a cash consideration of $4.4 billion. Shell will also assume and consolidate balance sheet liabilities predominantly reflecting leases for LNG ship charters of currently $1.8 billion. The balance sheet impacts are subject to final assessment prior to completion of the transaction.

“Shell’s world-wide LNG supply position and customer base means we are uniquely positioned to add value to Repsol’s LNG portfolio, including through Shell’s trading capabilities,” said Chief Executive Officer Peter Voser. “By optimising the combined portfolios we will increase our ability to bring LNG to areas that need it the most, adding value for Shell, our partners and our customers.”
The acquisition will add a new dynamic to Shell’s portfolio, namely LNG capacity in the West Atlantic from Atlantic LNG in Trinidad & Tobago, and in the East
Pacific from Peru LNG. These additions will complement Shell’s existing LNG capacity in Africa, Asia, Australia, the Middle East and Russia. The acquisition should add some 7.2 million tonnes per annum (mtpa) of LNG volumes through long-term off-take agreements, including some 4 mtpa of equity LNG plant capacity.
Shell expects to add value to this portfolio by optimizing the new LNG flows in our world-wide customer base. Subject to successful completion, the new portfolio is expected to immediately provide additional cash flow to Shell, with limited on-going capital expenditure requirements.

The transaction, which has an effective date of 1 October 2012, is expected to close in the second half of 2013 or early 2014, subject to regulatory approvals and other conditions precedent.

Additional information:
Shell has agreed to acquire from several Repsol subsidiaries which own key LNG businesses of Repsol. Upon completion, after securing regulatory approvals and meeting other conditions precedent, the transaction will add:
a) Net 4.2 mtpa equity LNG plant capacity comprising:
• ALNG trains 1-4 14.6 mtpa capacity, on a 100% basis (20-25% equity per train);
operated by Atlantic LNG Company of Trinidad and Tobago
• Peru LNG 4.45 mtpa capacity, on a 100% basis (acquisition: 20% equity; 100%
offtake); operated by Peru LNG Company
• BBE power plant in Spain (25%, 800MW); operated by Bahía de Bizkaia
Electricidad S.L.
• A fleet of LNG carriers, comprising both long term and short term time charters.
b) A material LNG marketing and trading operation, with 7.2 mtpa of LNG volumes through long-term off-take agreements.
c) As part of this agreement, Shell has committed to supply around 0.1 mtpa of
LNG to Repsol’s Canaport LNG terminal in Canada over a period of 10 years.

Enquiries:

Shell Media Relations:
International      +44 207 934 5550
Americas     +1 713 241 4544

Shell Investor Relations:
International     +31 70 377 4540
North America    +1 713 241 1042

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2011
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward looking statement speaks only as of the date of this announcement, 26 February 2013. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 27 February 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary